18010134

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SEC Mail Processing Section
NOV 30 2018
Washington DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67488 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MURRAY SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE LOOP 323, SUITE 200
(No. and Street)

| TYLER | TX | 75701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY MURRAY 903-561-5588
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

| 21320 Provincial Blvd., #100 | Katy | TX | 77450 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

Securities and Exchange Commission
Trading and Markets
NOV 30 2018
RECEIVED

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, GARY MURRAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURRAY SECURITIES, INC., as of SEPTEMBER 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN S. TURNER
Notary Public, State of Texas
Comm. Expires 03-05-2020
Notary ID 126391117

Signature

GARY MURRAY, PRESIDENT

Title

Karen S Turner

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYANT A. GAUDETTE, CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Murray Securities, Inc.
909 ESE Loop 323, Ste. 200
Tyler TX 75701

**Opinion on The Financial Statements**

We have audited the accompanying statement of financial condition of Murray Securities, Inc. (the "Company") as of September 30, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, September 30, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year ended September 30, 2018, in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

**Report on Supplementary Information**

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

**Bryant A. Gaudette, CPA**

Bryant A. Gaudette

We have served as the Murray Securities, Inc.'s auditor since 2017.

Katy, TX 77450

November 29, 2018

**MURRAY SECURITIES, INC.**
**BALANCE SHEET**
**September 30, 2018**

ASSETS

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash on hand and in banks | $ | 34,710 |
| Marketable investment | | 59,459 |
| Deposits with clearing organizations | | 10,705 |
| Receivable from clearing organizations | | 1,445 |
| TOTAL CURRENT ASSETS | | 106,319 |
| Furniture and equipment, at cost less accumulated depreciation of $43,595 | | 4,145 |
| Deferred income tax benefit | | 3,094 |
| TOTAL ASSETS | $ | 113,558 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accounts payable | $ | 702 |
| Accrued expenses | | 822 |
| TOTAL CURRENT LIABILITIES | | 1,524 |
| Long-Term Liabilities | | 0 |
| TOTAL LIABILITIES | | 1,524 |
| **Stockholders' Equity** | | |
| Capital stock, no par value 100,000 shares authorized, 500 shares issued and outstanding | | 10,000 |
| Paid in excess | | 60,000 |
| Retained earnings | | 42,034 |
| TOTAL STOCKHOLDERS' EQUITY | | 112,034 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 113,558 |

The footnotes are an integral part of the financial statements

**MURRAY SECURITIES, INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED SEPTEMBER 30, 2018**

| | | |
|---|---|---|
| Revenues | | |
| Commissions earned | | $ 334,824 |
| Investment advisory income | | 212,096 |
| Interest income | | 7,295 |
| Miscellaneous income | | 909 |
| Total Revenue | | 555,124 |
| Expenses | | |
| Employee compensation and benefits | $ 391,875 | |
| Clearance and quotation fees | 43,560 | |
| Occupancy | 42,743 | |
| Communications and data processing | 15,408 | |
| Other expenses | 47,865 | |
| Total Expenses | | $ 541,451 |
| Income Before Income Taxes | | 13,673 |
| Income Tax Expense - Current | | 0 |
| " " " - Deferred | | 2,244 |
| Net Income (Loss) | | $ 11,429 |

The footnotes are an integral part of the financial statements

**MURRAY SECURITIES, INC.**
**STATEMENT OF RETAINED EARNINGS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2018**

| | |
|---|---|
| Balance, September 30, 2017 | $ 30,605 |
| Net Income | 11,429 |
| Dividends Paid | 0 |
| Balance, September 30, 2018 | $ 42,034 |

The footnotes are an integral part of the financial statements

**MURRAY SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED SEPTEMBER 30, 2018**

| | | Common Stock | Preferred Stock | Paid-in Capital | Retained Earnings | | Total |
|---|---|---|---|---|---|---|---|
| Balances at September 30, 2017 | $ | 10,000 | 0 | 60,000 | 30,605 | $ | 100,605 |
| Net Income | | | | | 11,429 | | 11,429 |
| Balances at September 30, 2018 | $ | 10,000 | 0 | 60,000 | 42,034 | $ | $ 112,034 |

The footnotes are an integral part of the financial statements

**MURRAY SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2018**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income | $ 11,429 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED IN OPERATING ACTIVITIES: | |
| Depreciation | 1,341 |
| (Increase) decrease in operating assets: | |
| Receivable from clearing organizations | 470 |
| Decrease in Deferred Income Tax Benefits | 2,244 |
| Increase (decrease) in operating liabilities: | |
| Accounts payable | (516) |
| Accrued liabilities | 644 |
| Net Cash Provided By Operating Activities | 15,612 |
| NET CASH FLOWS FROM INVESTING ACTIVITIES | |
| Investments | (59,459) |
| Capital expenditures | (724) |
| Net Cash Used By Investing Activities | (60,183) |
| CASH FLOWS FROM FINANCING ACTIVITIES | 0 |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (44,571) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD | 79,281 |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | $ 34,710 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

| | |
|---|---|
| Interest paid | $ 0 |
| Income taxes paid | $ 0 |

The footnotes are an integral part of the financial statements

## NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

### Organization

Murray Securities, Inc. (the Company) was incorporated under the laws of the State of Texas on October 17, 2006. The company intends to act as a broker/dealer in certain securities as allowed by the Securities and Exchange Commission ("S.E.C.") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

### Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

### Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Expenditures for major repairs that extend the useful lives are capitalized and expenditures for normal maintenance and repairs are expensed as incurred. Gains or losses on assets sold or abandoned are included in the accompanying statement of operations in the period disposed.

### Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

### Marketable Securities

Marketable securities consist of money market and debt securities. The Company classifies these as trading securities based on its intent to sell them in the near term. These securities are reported at fair value, with unrealized gains and losses included in income.

### Statement of Cash Flows

The Company's daily cash transactions are conducted through a money market account. Regulatory agencies require that these accounts be subject to special deductions for net capital computations. Therefore, the money market account is not considered a cash equivalent.

### Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Because it is at least reasonably possible that a change in estimate will occur in the near term, actual results could vary from the estimates that were assumed in preparing the financial statements.

Federal Income Taxes

The Company uses the accrual method of accounting for income tax purposes. Deferred income taxes are determined using the liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained upon examination. Uncertain tax positions are reduced by a liability for contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that payment will be made to the taxing authority.

## NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

## NOTE C - COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company clears customer transactions with Hilltop Securities, Inc. in Dallas, Texas. Should customers default or otherwise fail to perform, Murray Securities, Inc. is obligated to close the transaction and bear any resulting loss. It is reasonably possible that a change in estimate will occur in the near term. An estimate of possible loss or range of loss cannot be made. At September 30, 2018, there was no liability for any such loss. In the normal course of business there are various outstanding commitments and contingent liabilities, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

## NOTE D - POSSESSION AND CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

## NOTE E - STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of net capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

## NOTE F - CONCENTRATIONS OF CREDIT RISK

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions in Texas. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE G - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

| | Estimated Useful Life | |
|---|---|---|
| Office Equipment | 5-7 Years | $ 15,638 |
| Furniture and Fixtures | 7 Years | 19,969 |
| Leasehold Improvements | 6 Years | 12,133 |
| | | 47,740 |
| Less Accumulated Depreciation | | (43,595) |
| Total | | $ 4,145 |

## NOTE H - RENT

The Company leases office space under a long-term non-cancelable lease. The lease term is extended to December 31, 2019. Effective January 1 2016, the fixed basic rent was amended to $3,616.67 per month. The contract stop-loss agreement is calculated on an annual basis, the amount of which is an allocated on a monthly basis. The rent expense for September 30, 2018 was $42,743.

## NOTE I - ADVERTISING

The Company's advertising expenditures totaled -0- for the year ending September 30, 2018.

## NOTE J - SUSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through ***auditor insert*** , which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events subsequently that would have a material impact on the financial statements.

## MURRAY SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## September 30, 2018

### NOTE M - DEFERRED INCOME TAXES

Deferred income taxes consist of the following at September 30, 2018:

| Timing Differences @ 9/30/18 | Book | Tax Return | Differences |
|---|---|---|---|
| Non Current | | | |
| Accumulated Depreciation | 43,595 | 41,794 | 1,801 |
| | | | 0.15 |
| Total Non Current | | | 270 |
| | | | |
| Current | | | |
| NOL Carryforward | | 18,699 | 18,699 |
| Charitable Contribution Carryforward | | 126 | 126 |
| | | | 18,825 |
| | | | 0.15 |
| Total Current | | | 2,824 |
| | | | |
| Net Deferred Tax Asset | | | 3,094 |

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended September 30, 2018**

See accountant's audit report

**MURRAY SECURITIES, INC.**
**Supplementary Computations Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended September 30, 2018**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total Stockholder's Equity | | $112,034 |
| Non-Allowable Assets | $7,239 | |
| Haircuts on Securities Positions | | |
| Securities Haircuts | $799 | |
| Undue Concentration Charges | $- | |
| Net Allowable Capital | | $103,996 |

**Computation of Net Capital Requirement**

| | |
|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $102 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | $50,000 |
| Net Capital Requirement | $50,000 |
| Excess Net Capital | $53,996 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $1,524 |
| Percentage of Aggregate Indebtedness to Net Capital | 1.47% |

**Computation of Reconciliation of Net Capital**

| | |
|---|---|
| Net Capital Computed and Reported on FOCUS IIA as of September 30, 2018 | $104,795 |
| Adjustments | |
| Increase (Decrease) in Equity | $- |
| (Increase) Decrease in Non-Allowable Assets | $- |
| (Increase) Decrease in Securities Haircuts | $(799) |
| (Increase) Decrease in Undue Concentration Charges | $- |
| Net Capital per Audit | $103,996 |
| Reconciled Difference | $- |

**MURRAY SECURITIES, INC.**
**Supplementary Statements Pursuant to SEA Rule**
**17a-5 Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended September 30, 2018**

### Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2018, the Company had net capital of $103,996, which was $53,996, in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.47%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

### Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

### Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Independent Auditor's

**REPORT ON BROKER DEALER EXEMPTION**

**For the Year Ended September 30, 2018**

See accountant's audit report

BRYANT A. GAUDETTE, CPA

# EXEMPTION REVIEW REPORT

## 15c3-3(k)(2)(ii)

Gary Murray
Murray Securities, Inc.
909 ESE Loop 323, Ste.
200
Tyler, TX 75701

Dear Gary Murray:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Murray Securities, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Murray Securities, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Murray Securities, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Murray Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Murray Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

**BRYANT A. GAUDETTE, CPA**

Bryant A. Gaudette

KATY, TX 77450

November 29, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

**MURRAY SECURITIES**

**One American Center**
**909 ESE Loop 323**
**Suite 200**
**Tyler, TX 75701**
**(903) 561-5588**
**Texas: 1-(800) 441-8595**

Nov. 27, 2018

Bryant A. Gaudette

21320 Provincial Blvd.

Suite 200

Katy, Tx 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Murray Securities,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from Oct. 1, 2017 through Sept. 30,2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Reagrds

Gary V. Murray

President

Murray Securities

11/27/18

Date

# Independent Auditor's
# Agreed Upon Procedures Report
**For the Year-ended September 30, 2018**

**Murray Securities, Inc.**

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended September 30, 2018

## REPORT OF INDEPENDNET REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES PURSUANT TO SEA 17a-5(e)(4)

Murray Securities, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through September 30, 2018, which were agreed to by Murray Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Murray Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Murray Securities, Inc.'s management is responsible for Murray Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of October 01, 2017 through September 30, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting an inappropriate deduction on line 2c(9)(ii) of $2,837, resulting in a $4.72 underpayment.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**BRYANT A. GAUDETTE, CPA**

Bryant A. Gaudette

KATY, TX 77450

November 29, 2018

SIPC-7 (35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 9/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67486 FINRA SEP
MURRAY SECURITIES INC
909 ESE LOOP 323 STE 200
TYLER TX 75701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edwin Pitts 903 581-7878

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 564 |
| B. | Less payment made with SIPC-6 filed (exclude interest) 4/30/18 Date Paid | ( 292 ) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 272 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 272 |

G. **PAYMENT:** √ the box
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐
**Total (must be same as F above)** $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Murray Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of October, 20 18.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: